Applied Minerals, Inc.

55 Washington Street

Brooklyn, New York 11201

September 4, 2018

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Applied Minerals, Inc.

Commission file number: 000-31380

Gentlemen:

Applied Minerals, Inc. (“Company”) requests withdrawal of the post-effective amendment to the registration statement no. 213752 filed May 10, 2017. It has been superseded. No securities have been sold under the post-effective amendment.

By: /s/ William Gleeson

William Gleeson

General Counsel